Exhibit 21.1
SUBSIDIARIES OF PENUMBRA, INC.

Name of Subsidiary	Jurisdiction of Organization
Penumbra Europe GmbH	Germany
Penumbra Neuro Australia Pty. Ltd.	Australia
Penumbra Neuro Canada Inc.	Montréal (Québec) Canada
Penumbra Latin America Distribuidora de Equipamentos e Productos Médicos LTDA	Brazil
Crossmed S.p.A.	Italy
Penumbra Interventional Therapies UK Ltd.	United Kingdom
Penumbra Singapore Pte. Ltd.	Singapore
MVI Health Inc. (90% owned by Penumbra, Inc.)	Delaware